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                           March 20, 2023

       David Aldous
       Chief Executive Officer
       DMC Global Inc.
       11800 Ridge Parkway, Suite 300
       Broomfield, CO 80021

                                                        Re: DMC Global Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 16,
2023
                                                            File No. 333-270618

       Dear David Aldous:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Patrick
Fullem at (202) 551-8337 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              John Elofson